17009351

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2017
Washington DC
414

SEC FILE NUMBER
8-39590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cutter and Company Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15415 CLAYTON ROAD
(No. and Street)

BALLWIN	MO	63011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEBORAH CASTIGLIONI 636-537-8770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLT & PATTERSON, LLC
(Name – *if individual, state last, first, middle name*)

260 CHESTERFIELD INDUSTRIAL BLVD	CHESTERFIELD	MO	63005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM L MEYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUTTER AND COMPANY BROKERAGE, INC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

STACY R. SCHAEFER
My Commission Expires
June 2, 2018
St. Charles County
Commission #14396100

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cutter and Company Brokerage, Inc.

Audited Financial Statements
For the Year Ended December 31, 2016

Crd #: 22449

TABLE OF CONTENTS

HOLT &
PATTERSON,
LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cutter and Company Brokerage, Inc.

We have audited the accompanying statement of financial condition of Cutter and Company Brokerage, Inc. as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Cutter and Company Brokerage, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cutter and Company Brokerage, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information located on pages 17-18 has been subjected to audit procedures performed in conjunction with the audit of Cutter and Company Brokerage, Inc.'s financial statements. The supplemental information is the responsibility of Cutter and Company Brokerage, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO
February 28, 2017

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

HOLT &
PATTERSON,
LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cutter and Company Brokerage, Inc.
Ballwin, MO

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cutter and Company Brokerage, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cutter and Company Brokerage, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii) (the "exemption provisions") and (2) Cutter and Company Brokerage, Inc. stated that Cutter and Company Brokerage, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cutter and Company Brokerage, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cutter and Company Brokerage, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC
Chesterfield, MO 63005
February 28, 2017

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

CUTTER AND COMPANY BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

For the Year Ended December 31, 2016

ASSETS

CURRENT ASSETS		
Cash	$	617,850
Marketable Securities Owned, at Market Value		42,658
Accounts Receivable		622,208
Note Receivable - Short Term		-
Broker Advances		16,285
Prepaid Expenses		36,185
TOTAL CURRENT ASSETS		1,335,186
FIXED ASSETS		
Furniture, Fixtures & Improvements		219,712
Accumulated Depreciation		(174,649)
TOTAL FIXED ASSETS		45,063
OTHER ASSETS		
Deferred Tax Benefit		6,086
Deposits		125,398
TOTAL OTHER ASSETS		131,484
TOTAL ASSETS	$	1,511,733

See Independent Auditors' Report and Notes to the Financial Statements

CUTTER AND COMPANY BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

For the Year Ended December 31, 2016

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 11,222
Accrued Wages and Commissions	530,639
401(k) Payable	50,000
Federal and State Income Tax Payable	4,727
TOTAL CURRENT LIABILITIES	596,588
LONG TERM LIABILITIES	
	-
TOTAL LONG TERM LIABILITIES	-
TOTAL LIABILITIES	596,588
STOCKHOLDERS' EQUITY	
Common Stock, $1 par value, 30,000 shares authorized, 5,333 shares issued and outstanding	5,333
Additional Paid-in Capital	124,515
Retained Earnings	828,043
Accumulated Other Comprehensive Income	(19,566)
Current Earnings	(23,180)
TOTAL STOCKHOLDERS' EQUITY	915,145
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,511,733

See Independent Auditors' Report and Notes to the Financial Statements

CUTTER AND COMPANY BROKERAGE, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2016

	2016	%
INCOME		
Commission Income	$ 3,915,003	36.59
Advisory Fee Income	6,777,759	63.34
Dividend Income	4,478	0.04
Interest Income	2,594	0.02
TOTAL INCOME	10,699,834	100.00
OPERATING EXPENSES		
Advertising	1,797	0.02
Leads	13,731	0.13
Auto and Mileage Reimbursement	-	-
Bank Charges	170	0.00
Charitable Contributions	3,447	0.03
Club Dues	12,116	0.11
Clearing Charges and Exchange Fees	352,180	3.29
Outside Broker Commission	7,565,679	70.71
Depreciation Expense	11,713	0.11
Dues and Subscriptions	49,371	0.46
HRA Expenses	6,689	0.06
401(k) Expenses	113,970	1.07
Promotions	7,063	0.07
Insurance	98,356	0.92
Interest Expense	1,127	0.01
Accounting and Audit Fees	17,770	0.17
DOR DOL Rule Expenses	6,748	0.06
Licenses Expense	800	0.01
Business Meeting	16,551	0.15
Meals and Entertainment	10,636	0.10
Miscellaneous Expense	1,334	0.01
Office Expense	11,454	0.11
Payroll Taxes	96,131	0.90
Payroll Services	3,129	0.03
Postage and Delivery	4,976	0.05
Registration Fees	36,355	0.34
Rent Expense	205,433	1.92
Repairs and Maintenance	122,226	1.14
Salaries	2,169,411	20.28
Office Supplies	12,059	0.11
De Minimis Fringes	10,285	0.10
Copier Contract expense	9,210	0.09
Phone and Communication	33,749	0.32
Travel	18,459	0.17
Training and Professional Development	4,724	0.04
Recruitment	12,877	0.12
Outside Consulting	22,504	0.21
Other Taxes	1,212	0.01
TOTAL OPERATING EXPENSES	11,065,442	103.42
INCOME (LOSS) FROM OPERATIONS	$ (365,608)	(3.42)

See Independent Auditors' Report and Notes to the Financial Statements

CUTTER AND COMPANY BROKERAGE, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2016

	2016	%
OTHER INCOME		
Miscellaneous Income	$ 400,981	3.612
Gain on Sale of Investments	-	0.000
TOTAL OTHER INCOME	400,981	3.61
OTHER EXPENSES		
Loss on Sale of Investments	48,251	0.45
Loss on Deposal of Fixed Assets	-	0.00
TOTAL EXPENSES	48,251	0.45
INCOME BEFORE TAXES	(12,878)	-0.12
INCOME TAX		
Federal Income Tax Expense	7,624	0.07
State Income Tax Expense	3,133	0.03
Deferred Federal Income Tax Expense (Benefit)	(325)	0.00
Deferred State Income Tax Expense (Benefit)	(130)	0.00
TOTAL INCOME TAX	10,302	0.09
NET INCOME	$ (23,180)	-21%

See Independent Auditors' Report and Notes to the Financial Statements

CUTTER AND COMPANY BROKERAGE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE AT DECEMBER 31, 2015	$ 5,333	$ 124,515	$ 828,043	$ (66,807)	$ 891,084
COMPREHENSIVE INCOME					
Net Income			(23,180)		(23,180
Other Comprehensive Income:					
Unrealized Gains (Losses) on Securities				42,658	42,658
Unrealized Holding Gains (Losses)					
Arising During the Period					-
Less: Reclassification Adjustment					
Income Tax Expense Related to Other					-
Comprehensive Income				4,583	4,583
Total Other Comprehensive Income:					47,241
TOTAL COMPREHENSIVE INCOME					24,061
BALANCE AT DECEMBER 31, 2016	$ 5,333	$ 124,515	$ 804,863	$ (19,566)	$ 915,145

CUTTER AND COMPANY BROKERAGE, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

CASH FLOW FROM OPERATING ACTIVITIES:	
Net Income	$ (23,180)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	11,713
Deferred Income Tax Expense (Benefit)	(455)
Loss on Disposal of Fixed Asset	-
Loss on Sale of Investments	48,251
Decrease (Increase) in Accounts Receivable	(205,041)
Decrease (Increase) in Prepaid Expenses	19,786
Decrease (Increase) in Deposit	663
Increase (Decrease) in Accounts Payable	(2,728)
Increase (Decrease) in Accrued Expenses	136,039
Increase (Decrease) in Corporate Income Tax Payable	4,727
Total Adjustments	12,955
NET CASH PROVIDED BY OPERATING ACTIVITIES	(10,225)
CASH FLOWS FROM INVESTING ACTIVITES:	
Broker Advances Decrease (Increase)	(8,015)
Notes Receivable Decrease (Increase)	667
Purchase of Fixed Assets	(8,136)
NET CASH USED IN INVESTING ACTIVITIES	(15,484)
CASH FLOWS FROM FINANCING ACTIVITES:	
Proceeds from investments sold	103,103
NET CASH USED IN FINANCING ACTIVITIES	103,103
NET INCREASE IN CASH AND CASH EQUIVALENTS	77,394
CASH AND CASH EQUIVALENTS, beginning of year	540,456
CASH AND CASH EQUIVALENTS, end of year	$ 617,850

Supplemental Disclosure:

Interest Paid	$ 1,127
Corporate Income Tax Paid	$ -

See Independent Auditors' Report and Notes to the Financial Statements

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Operations:

Cutter and Company Brokerage, Inc. (the Company) is a broker/dealer and was formed for the purpose of trading and dealing in stocks, bonds and all other securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company has a MSRB membership and has an Insurance license in several states. The Company does not hold funds or securities for customers, owe money for securities to customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from SEC Rule 15c3-3 under the K(2)(ii) exemption.

Accounting Method:

The accrual method of accounting is utilized by recognizing income when earned and expenses when incurred. For income tax purposes, the Company reports under the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

At times throughout the year, the Company may maintain certain bank accounts in excess of the FDIC insured limits.

Cash Equivalents:

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Securities Segregated Under Federal and Other Regulations

No cash has been segregated in a special account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds, and accordingly, no reserve account is required.

Accounts Receivable:

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary at December 31, 2016. Bad debt expense at December 31, 2016 was $-0.

Advertising Costs:

Non-direct-response advertising costs are expensed in the year incurred. The Company did not incur any direct-response advertising costs during the period ended December 31, 2016.

Marketable Securities:

Marketable securities are stated at market value. Market value and cost at December 31, 2016 , was as follows:

	2016
Cost	$ 67,426
Market Value	$ 42,658

Property and Equipment:

Depreciation of property and equipment is provided for in the financial statements using the straight-line and accelerated methods over the estimated useful lives of the assets. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense charged to operations for the year ended December 31, 2016 and was $11,713.04.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment are summarized by the major classifications as follows:

Useful Lives for Purposes of:

Classification	Depreciation
Furniture &	5-7 years
Equipment	5-7 years
Improvements	39 years
Computers	5 years

The Company has not recorded depreciation in accordance with generally accepted accounting principles. The effects of this departure from generally accepted accounting principles are not material.

NOTE 2: RETIREMENT PLAN

At the beginning of 2006, the Company elected to adopt a safe harbor plan for the Company match and still maintain the discretionary profit sharing plan contributions for all eligible employees. With this plan, the Company match changed to match 100% of the first 3% withheld and 50% of the next 4th and 5th percent elected to defer. For the year ended December 31, 2016, the Company elected to contribute an overall percentage of 5.25% of gross wages to the plan. The employer match, profit sharing plan contribution and fees charged to operations for the years ended December 31, 2016 was $113,713.

NOTE 3: DEFERRED TAXES:

The Company has adopted FASB Accounting Standards Codification 740-10, Income Taxes, to account for deferred income taxes. Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred taxes. The items resulting in deferred taxes are as follows:

	2016
Depreciation	($21,278)
Capital Loss (expires 2016)	25,500
Other Comprehensive Income	24,767
Attributable to Unrealized Holding Losses on Securities	
Total	$28,989

NOTE 3: DEFERRED TAXES (Continued)

Deferred tax assets and/or liabilities are classified as current and noncurrent based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability. At December 31, 2016, the Company had total long-term deferred tax assets of $6,086.

NOTE 4: INCOME TAXES

The Company implemented FASB Accounting Standards Codification 740-10, Income Taxes. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e. greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements as the amount most likely to be realized assuming a review by the authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expense. The Company assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended December 31, 2016.

The federal and state income tax returns for the Corporation for 2013, 2014, 2015 and 2016 are subject to examination by the respective taxing authorities generally for three years after they are filed.

The Company's policy for reporting interest and penalties related to income taxes is to expense as they are incurred. The Company feels there is a more likely than not chance that all tax positions will be fully recognized; therefore, no provision for potential interest or penalties on these tax positions have been made. The total penalties and interest the Company paid for 2016 was $ -.

NOTE 5: COMMITMENTS AND CONTINGENCIES

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Future aggregate annual copier lease at December 31, 2016, is approximately

2017	$	7,516.32
2018		7,516.32
2019		7,516.32
2020		7,516.32
Total	$	30,065.28

NOTE 5: COMMITMENTS AND CONTINGENCIES (Continued)

The Company has a month to month lease for the office space that it occupies. The lease was renewed May 2016 and calls for monthly rent payments of $17,916.66 on a month to month basis.

Rent expense charged to operations for the year ended December 31, 2016, was $205,433.

In the normal course of business, the Company is party to litigation and arbitration actions involving their broker activities. It is management's opinion that sufficient reserves have been provided for the financial statements and that errors and omission insurance coverage is adequate to provide for any significant judgments resulting from said litigation or arbitration.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company leases the building at "arms-length" from Cutter & Company Real Estate Holding, LLC which is owned by the stockholders. See Note 5.

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Under the Rule, the Company's aggregate indebtedness to all other persons cannot exceed 1500% of net capital. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the Company's net capital would fail to exceed 120% of the minimum dollar amount required. At December 31, 2016, the Company had the following allowable net capital of $444,378, respectively, which was $394,378 in excess of the minimum required. The percentage of aggregate indebtedness to net capital at December 31, 2016, was 74%.

NOTE 8: SIGNIFICANT CONCENTRATIONS

Generally accepted accounting principles require disclosure of current vulnerabilities due to certain concentrations. Those matters include the following:

Major Brokers

The Company has one broker that makes up 29% respectively, during 2016 of the total outside broker commission paid out. While this is a significant concentration, it is less of a concern because the Company only retains eight percent of the brokers' gross revenues.

NOTE 9: FAIR VALUE MEASUREMENT

Included in the financial statements are certain financial instruments carried at fair value. The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale. FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and other inputs that are observable or can be corroborated by market data for the term of the instrument. Such inputs include market rates and volatilities, spreads and yield curves. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company's best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016.

Common stocks, corporate bonds, and U.S. government bonds and securities – Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds – Valued at the net asset value (NAV) of shares held by the Company at year-end.

NOTE 9: FAIR VALUE MEASUREMENT (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Company's assets at fair value:

	12/31/2016	Quoted Prices in Activate Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description				
Trading securities				
Equity securities	$ 5,158	$ 5,158	$ -0-	$ -0-
Total trading securities	5,158	5,158	-0-	-0-
Private equity investments	37,500	-0-	-0-	37,500
Total	$ 42,658	$ 5,158	$ -0-	$ 37,500

Level 3 Assets Year Ended December 31, 2015

Balance, beginning of year	$ 37,500
Unrealized gains (losses)	(-)
Balance, end of year	$ 37,500

NOTE 10: SEC BD and RIA Audits

During 2015, two audits were performed by the SEC. One audit was for the Broker Dealer business and the other was for the Investment Advisory business. The company's management expects a favorable resolution to all findings at a certain point in the future. The results of the audits have no effect on the Financial Statements.

See independent auditors' report

NOTE 11: DATE OF MANAGEMENT REVIEW

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosures through February 28, 2017, the date of the management representation letter and the date the financial statements were available to be issued.

Cutter and Company Brokerage, Inc.

COMPUTATION OF NET CAPITAL

As of December 31, 2016

Net Capital Computation:

Stockholders' Equity	$ 915,145
Deduction and/or charges	
Total Stockholders' Equity Qualified for Net Capital	915,145
Less: Non-allowable Assets:	
Property and Equipment	45,063
Other Assets	62,278
Accounts Receivable	325,928
Prepaid Expenses	36,185
Haircut on Securities	774
Other Deductions	539
Subtotal	470,767
Net Capital	$ 444,378

See Independent Auditors' Report and Notes to the Financial Statements

Cutter and Company Brokerage, Inc.

COMPUTATION OF NET CAPITAL REQUIREMENT

As of December 31, 2016

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	30,585
Minimum Dollar Net Capital Required	$	50,000
Net Capital Requirement (Greater of the Above)	$	50,000
Excess Net Capital	$	394,378
Percentage of Aggregate Indebtedness to Net Capital		134%
Percentage of Debt to Debt-Equity		50%

SCHEDULE OF AGGREGATE INDEBTEDNESS

Account Payable	$ 11,222.00
Income Taxes Payable	4,727.00
Accrued Expenses	585,366.00
	$ 596,588.00

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$ 507,158.00
Net Audit adjustments	(62,780.00)
	$ 444,378.00

There are no material difference between the net capital calculation compared to the broker/dealer's Part II of form X-17A-5(a).

CUTTER & COMPANY
The Opportunity You Deserve

EXEMPTION REPORT
SEC Rule 17a5(d)(4)

15415 Clayton Road • Ballwin, MO 63011 • Member FINRA, SIPC

Cutter and Company Brokerage, Inc.

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a5(d)(4):

- Cutter and Company Brokerage, Inc. is a broker/dealer registered with the SEC and FINRA.
- Cutter and Company Brokerage, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2016.
- Cutter and Company Brokerage, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Cutter and Company Brokerage, Inc. *has met* the identified exemption provisions in paragraph k(2)(ii) of Rule 15c3-3 throughout the period of January 1, 2016 through December 31, 2016 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

Deborah Castiglioni
CEO

phone: 636 537-8770 • *fax:* 636 537-8779 • www.cutterco.com

Cutter and Company Brokerage, Inc.

SIPC 7
For the Year Ended December 31, 2016

Crd #: 22449

HOLT &
PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Cutter and Company Brokerage, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Cutter and Company Brokerage, Inc. and SIPC and the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, Inc. solely to assist you and the other specified parties in evaluating Cutter and Company Brokerage, Inc.'s compliance with the applicable instructions of Form SIPC-7. Cutter and Company Brokerage, Inc.'s management is responsible for Cutter and Company Brokerage, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including the cash disbursements journal, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including the income statement for the period supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO 63005
February 28, 2017

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2549*********************MIXED AADC 220
39590 FINRA DEC
CUTTER & CO BROKERAGE INC
D/B/A CUTTER & COMPANY INC
15415 CLAYTON RD
BALLWIN MO 63011-3125

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Deborah Castiglioni 636 537-8770

2. A. General Assessment (item 2e from page 2) $ 18,881

B. Less payment made with SIPC-6 filed (**exclude interest**) (9,018)
07-25-2016
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 9863

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 9863

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 9863

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cutter and Company Brokerage, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of February, 2017.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,052,564
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	48,251
Total additions	48,251
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,240,257
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	312,040
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rental & Other Income (Deductions in excess of $100,000 require documentation)	985,222
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1127	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 10,903	
Enter the greater of line (i) or (ii)	10,903
Total deductions	3,548,422
2d. SIPC Net Operating Revenues	$ 7,552,393
2e. General Assessment @ .0025	$ 18,881
	(to page 1, line 2.A.)

6124

CUTTER & COMPANY INC

Check Number: 6124
Check Date: Feb 28, 2017

Vendor: SIPC

Check Amount: $9,863.00

Item to be Paid - Description	Discount Taken	Amount Paid
Registration-RIA State-Firm		9,863.00

6124

CUTTER & COMPANY INC
15415 CLAYTON ROAD
BALLWIN, MO 63011
636-537-8770

Meramec Valley Bank
Valley Park, MO 63088

80-1553/810

Feb 28, 2017 **********$9,863.00

DATE AMOUNT

Nine Thousand Eight Hundred Sixty-Three and 00/100 Dollars

PAY TO THE ORDER OF

SIPC
PO BOX 92185
WASHINGTON, DC 20090-2185
USA

AUTHORIZED SIGNATURE

⑈006124⑈ ⑆081015535⑆ 0500041297⑈

CUTTER & COMPANY INC

6124

Check Number: 6124
Check Date: Feb 28, 2017

Vendor: SIPC

Check Amount: $9,863.00

Item to be Paid - Description	Discount Taken	Amount Paid
Registration-RIA State-Firm		9,863.00